UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

(Mark One)

  X   Annual Report pursuant to Section 15 (d) of  the Securities
 ---  Exchange Act of 1934 [no fee required, effective October 7,
      1996]

           For the Fiscal Year Ended December 31, 1999

                               or

     Transition Report pursuant to Section 15(d) of the --- Securities Exchange Act of 1934 (no fee required)

For the Transition Period from  ________ to ________.



                  Commission File No. 333-02059


         BURR-BROWN CORPORTATION FUTURE INVESTMENT TRUST
                          (Plan Title)

                     BURR-BROWN CORPORATION
                        (Name of Issuer)

                    6730 S. Tucson Boulevard
                        Tucson, AZ  85706

                  (Principal Executive Office)

                FINANCIAL STATEMENTS AND EXHIBITS
                ---------------------------------

Attached hereto and incorporated herein and made a part hereof are the following:

a)   Financial Statements.

 1.  Audited financial statements and schedules of the Burr-Brown
     Corporation Future Investment Trust for the fiscal year ended December 31, 1999 and 1998.

b)   Exhibits

 2. Consent of Ernst & Young LLP, for incorporation by reference of Form 11-K into registrant's previously filed Registration
     Statement No. 333-02059.


                           SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          BURR-BROWN CORPORATION
                                          FUTURE INVESTMENT TRUST




DATE                                      -----------------------
     -------------                        G. Roger Myers
                                          Treasurer




                      Financial Statements
                               And
                     Supplemental Schedules


         Burr-Brown Corporation Future Investment Trust

December 31, 1999 and 1998 and year ended December 31, 1999 with Report of Independent Auditors

         Burr-Brown Corporation Future Investment Trust

                  Audited Financial Statements
                    and Supplemental Schedule


   December 31, 1999 and 1998 and year ended December 31, 1999




                            Contents

Report of Independent Auditors ..................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits .................  2
Statement of Changes in Net Assets Available for Benefits .......  3
Notes to Financial Statements ...................................  4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes At End of Year .. 10





                 Report of Independent Auditors

Burr-Brown Corporation as Plan Administrator of the
Burr-Brown Corporation Future Investment Trust


We have audited the accompanying statements of net assets available for benefits of the Burr-Brown Corporation Future Investment Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 5, 2000

         Burr-Brown Corporation Future Investment Trust

         Statements of Net Assets Available for Benefits


                                              December 31,
                                           1999          1998
                                      ------------  ------------
Assets
Investments, at fair value             $84,428,357   $58,102,433

Contributions receivable:
     Employer                                  804        71,760
     Participants                            3,214       287,021
                                       -----------   -----------
                                             4,018       358,781
Other receivables                        1,001,544            -
                                       -----------   -----------
Total receivables                        1,005,562       358,781
                                       -----------   -----------
Net assets available for benefits      $85,433,919   $58,461,214
                                       ===========   ===========

See accompanying notes.


         Burr-Brown Corporation Future Investment Trust

    Statement of Changes in Net Assets Available for Benefits

                  Year Ended December 31, 1999


Additions:
 Contributions:
  Employee                                     $  4,331,430
  Employer                                          913,990
 Investment income                                3,062,099
                                               ------------
                                                  8,307,519

Deductions:
 Benefits paid to participants                    4,530,784
 Administrative expenses                             44,100
                                               ------------
                                                  4,574,884

Net realized/unrealized appreciation
 in fair value of investments                    23,240,070
                                               ------------
Net additions                                    26,972,705

Net assets available for benefits at
 beginning of year                               58,461,214
                                               ------------
Net assets available for benefits at
 end of year                                    $85,433,919
                                               ============
See accompanying notes.


       Burr-Brown Corporation Future Investment Trust

                  Notes to Financial Statements

                       December 31, 1999


1. Significant Accounting Policies

Accounting Method

The  financial  statements  of the Burr-Brown  Corporation  (BBC)
Future Investment Trust (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan's investments are stated at fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value. The cost of BBC common stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in, first-out method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1998 amounts have been reclassified to conform to the 1999 financial statement presentation.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description of the Amended and Restated Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Burr-Brown Coporation Future Investment Trust

2. Description of the Plan (continued)

Contributions

Each participant is entitled to make a pre-tax salary reduction contribution from 1% to 15% of their eligible salary (1% to 10% of eligible salary for highly compensated participants as defined in the Plan document), subject to limits under the tax law. Twenty-five percent of each participant's salary reduction contribution is matched by BBC.

Participant Accounts

Eight accounts are maintained for each participant: an Employee Deferral Contributions Account which contains each participant's personal contributions through salary reduction; a Company
Matching Contributions Account which contains BBC's matching contributions; a 1986 Profit Sharing Account and a Company Profit Sharing Contributions Account which contain the participant's share of BBC's discretionary contributions; a Stock Bonus Rollover Account which contains each participant's share of funds transferred from their Stock Bonus Account; a Rollover Account for each participant who makes a rollover contribution (collectively the six accounts are invested in individual funds in accordance with participants instructions and are presented as participant directed funds); a Loan Account; and a Stock Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan. At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited weekly or bi-weekly to the participant's Company Matching Contributions Account. The Board of BBC may, in its sole discretion, make a profit sharing contribution which will be credited annually on the basis of compensation to the participant's Company Profit Sharing Contributions Account, if any, for participants who are active employees as of year end.

The Plan was amended on July 1, 1995 to allow participants to transfer all or part of their Stock Bonus Account into a Stock Bonus Rollover Account, which could then be invested at the participants' direction with other participant directed funds. The opportunity for participants to initiate these transfers expired on April 15, 1996.

             Burr-Brown Corporation Future Investment Trust

               Notes to Financial Statements (continuted)


2. Description of the Plan (continued)

Vesting

Each participant is 100% vested in their Employee Deferral Contributions Account, 1986 Profit Sharing Account, Stock Bonus Rollover Account, Stock Bonus Account and Rollover Account. Each participant is 25% vested after one year of vesting service in his/her Company Profit Sharing Contributions Account and Company Matching Contributions Account with such vesting increasing by 25% for each year of vesting service thereafter, until the participant is fully vested after four years. All participants become fully vested in their accounts upon Plan termination, death, disability (as defined in the Plan document) and normal retirement age (age 65).

Any  forfeitures incurred by Plan participants are used to reduce
future   Company  contributions.   As  of  December   31,   1999,
forfeitures totaling $147,385 remained unused by BBC.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of termination of the Plan, all participants become fully vested and the net assets of the Plan are to be distributed by the board of trustees.

Participant Notes Receivable

Participants may borrow from their Employee Deferral Contributions and Rollover Accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participants' accounts and bear interest at a rate of 1% over the prime rate. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions, or if payroll deductions are not possible, through quarterly installments.

Other Receivables

Other receivables of $1,001,544 represent unsettled interfund transfers of participant accounts. All transactions were settled as of January 3, 2000.

               Burr-Brown Corporation Future Investment Trust

2. Description of the Plan (continued)

Investment Options

The  Employee  Deferral Contributions Account,  Company  Matching
Contributions Account, Stock Bonus Rollover Account, Company Profit Sharing Contributions Account, 1986 Profit Sharing Account and Rollover Account are invested in certain investment options offered by the Plan at the direction of the participant. The BBC Stock Fund represents funds invested in shares of BBC common stock.

An affiliate of Fidelity Investments (Fidelity) is the Plan trustee and Plan assets are held in BBC common stock or in various mutual funds. These mutual funds invest in domestic and international stocks, debt instruments, investment contracts and government securities. The mix of mutual funds in each of these investment options is based on guidelines established by the Plan's Committee.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                        December 31,
                                       1999       1998
                                    ----------- -----------
Mutual Funds:
 Fidelity Investments:
  Freedom Fund 2030                 $16,042,807  $13,448,220
  Freedom Fund 2020                  15,101,856   11,843,657
  Managed Income Portfolio Fund       8,834,431    7,627,501

Common Stock:
 Burr-Brown Corporation*             28,910,144   17,164,451

 *Includes nonparticipant-directed investments


              Burr-Brown Corporation Future Investment Trust

3. Investments (continued)

During 1999, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                             Net Realized
                                            and Unrealized
                                            Appreciation in
                                             Fair Value of
                                              Investments
                                            ---------------
Mutual Funds                                $     6,194,720
Burr-Brown Corporation Common Stock              17,045,350
                                            ---------------
                                            $    23,240,070
                                            ===============

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                            December 31,
                                          1999        1998
                                        ---------- ----------
Net Assets:
Burr-Brown Corporation common stock     $898,366    $ 478,821


                                              Year Ended
                                             December 31,
                                                 1999
                                            -------------
Changes in Net Assets:
 Net appreciation                            $    514,118
 Dividends                                             -
 Benefits paid to participants                   (94,573)
                                            -------------
                                            $     419,545
                                            =============



        Burr-Brown Corporation Future Investment Trust

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 20, 1996, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Agreements and Transactions with Parties-In-Interest

The Plan maintains investments in BBC's common stock held in each applicable participants' account.

During 1999 and 1998, legal and accounting fees were paid by BBC, while fund management fees and all other administrative fees were paid out of Plan assets.

         Burr-Brown Corporation Future Investment Trust
                  EIN:  86-0445468    PN:  001
                       Schedule H, Line 4i
 Schedule of Assets Held for Investment Purposes At End of Year

                        December 31, 1999


                          Description
                              of          Cost        Current
    Identitiy of Issue    Investment      Cost        Value
------------------------- ----------    ----------   ----------

*Fidelity Investment       8,834,431   $ 8,834,431  $ 8,834,431
Company Managed Income        shares
Portfolio Fund

*Fidelity Investment         90,140      1,122,431    1,170,917
Company Freedom Fund 2000    shares

*Fidelity Investment        275,940      3,701,204    4,103,224
Company Freedom Fund 2010    shares

*Fidelity Investment          4,991        194,239      212,686
Company Fidelity Fund        shares

*Fidelity Investment          3,767         76,964       71,689
Company Fidelity Puritan     shares
Fund

*Fidelity Investment          2,573        147,926      137,619
Company Fidelity Equity      shares
Income Fund

*Fidelity Investment         12,890        128,852      125,802
Company Fidelity             shares
International Bond Fund

*Fidelity Investment         33,178      1,766,042    1,994,352
Company Fidelity Blue        shares
Chip Fund

*Fidelity Investment         14,584        315,243      373,638
Company Fidelity             shares
Diversified International
Fund

*Fidelity Investment         58,778      1,770,985    1,703,961
Company Fidelity Dividend    shares
Growth Fund

*Fidelity Investment          3,986         44,747       45,158
Company Fidelity Freedom     shares
Income Fund

*Fidelity Investment        921,969     12,843,339   15,101,856
Company Freedom Fund 2020    shares

*Fidelity Investment        950,403     13,264,537   16,042,807
Company Freedom Fund 2030    shares

*Fidelity Investment          2,686         25,373       25,010
Company Fidelity             shares
Government Income Fund

*Fidelity Investment         16,235        763,704      845,667
Company Spartan U.S.         shares
Equity Index Fund





         Burr-Brown Corporation Future Investment Trust
                  EIN:  86-0445468    PN:  001
                       Schedule H, Line 4i
 Schedule of Assets Held for Investment Purposes At End of Year
                           (continued)

                        December 31, 1999



                           Description
                               of                      Current
Identity of Issue          Investment      Cost         Value
-------------------------- ----------    ---------    ---------

*Fidelity Investment
  Company Invesco                99      $    3,206     $   2,865
  Total Return Fund          shares

*Fidelity Investment
  Company Janus Worldwide    20,529       1,175,985     1,569,052
  Fund                       shares

*Fidelity Investment
  Company Pimco               3,186          32,003        31,545
  Total Return Fund          shares

*Fidelity Investment
  Company Baron Asset         4,044         238,763       237,692
  Fund                       shares

*Fidelity Investment
  Company UAM/FMA Small       2,424          33,411        34,040
  Company Fund               shares

*Fidelity Investment
  Company Founders Growth     6,670         150,511       159,203
  Fund                       shares

*Fidelity Investment
  Company Massachusetts      10,351         229,199       227,203
  Mid-cap Value Income fund  shares


*Fidelity Investment
  Company Pimco Mid-cap         364           8,465         9,405
  Growth Fund                shares

*Fidelity Investment
  Company Pimco High          8,280          91,414        88,425
  Yield Fund                 shares
                                         ----------    ----------
                                         46,962,974    53,148,247





*Burr-Brown Corporation     800,281       4,786,590    28,910,144
common stock                 shares

*Participant notes          Interest             -      2,369,966
receivable                    rates
                             ranging
                              from
                            7.00% to
                             10.00%
                                        -----------   -----------
                                        $51,749,564   $84,428,357
                                        ===========   ===========

*    Party-in-interest
